Exhibit 10.7

PALADINA HEALTH, LLC

May 24, 2018

Christopher Miller

Re:	Employment Agreement

Dear Chris,

Paladina Health, LLC (the “Company”) is pleased to offer you continued employment pursuant to the terms of this Employment Agreement (the “Agreement”).

1. Effective Date; Term. This Agreement shall become effective upon the date of the closing of the transactions contemplated by that certain Securities Purchase Agreement by and among DaVita DPC Holding Co. LLC, NEAPH Acquisitionco, Inc., Total Renal Care Inc. and DaVita Inc. (the “Purchase Agreement”, and such date of closing being the “Effective Date”). Provided that this Agreement becomes effective, your period of employment hereunder shall be for the period from the business day immediately following the Effective Date until terminated pursuant to Section 3(g) below (the “Term”). If the transactions contemplated by the Purchase Agreement do not close, this Agreement shall be void ab initio. Until the Effective Date, your employment will continue to be governed by your October 26, 2015 offer of employment letter with the Company (the “Existing Offer Letter”), and on the Effective Date, this Agreement will supersede the Existing Offer Letter in its entirety and the Existing Offer Letter will be of no further effect. You acknowledge and agree that this Agreement superseding the Existing Offer Letter will not trigger the severance obligation described in the Existing Offer Letter.

2. Position. During the Term, you will serve as Chief Executive Officer of the Company and shall have such duties, authority and responsibilities as are consistent with your position. You will report to and be a member of the Board of Managers (the “Board”) of NEAPH Holdings, LLC (“Parent”), the Company’s ultimate parent. If requested by the Board, you shall serve as a director and/or executive officer of one or more other subsidiaries of the Company for no additional consideration. This is a full-time, overtime exempt position. During the Term, you will devote substantially all of your business time and attention to the performance of your duties and you will not engage in any other business, profession, or occupation for compensation which would conflict or interfere with the performance of such services without the prior written consent of the Board. Notwithstanding the foregoing, you will be permitted to act or serve as a director, trustee, committee member, or principal of any type of organization provided that such action or service does not constitute a conflict of interest with your duties under this Agreement; provided that the same shall not interfere with your services to the Company as provided for herein or otherwise conflict with or result in a breach of Sections 5, 6 or 7 of this Agreement.

3. Compensation, Benefits and Related Matters.

(a) Base Salary. During the Term, the Company will pay you a base salary at the rate of $400,000.00 per annum, payable in accordance with the Company’s standard payroll schedule. Your base salary in effect at any given time shall be referred to as the “Base Salary”.

(b) Annual Bonus. For each calendar year during the Term you will be eligible to earn an annual performance cash bonus (each, an “Annual Bonus”). Your target Annual Bonus will equal to 75% of your Base Salary (as of the last day of the calendar year to which the Annual Bonus pertains), though the actual amount of each Annual Bonus (if any) earned by you will be based on your and the Company’s achievement against applicable performance metrics (the “Bonus Performance Metrics”), to be established and determined by the Board in its sole discretion. To receive your Annual Bonus for any particular calendar year during the Term, you must, in addition to achieving the applicable performance metrics, remain employed by the Company on the date the Annual Bonus is paid.

1. Option to take Annual Bonus in Equity on Lieu of Cash. Within thirty (30) days of calculation of your earned Annual Bonus for the applicable calendar year, you may elect to take equity securities of Parent (the “Parent Units”) in lieu of cash compensation for all or part of your Annual Bonus pursuant to the terms of this Section 3(b)1. Any portion of your Annual Bonus which you elect to receive in Parent Units shall be granted to you in Parent Units having an aggregate fair market value as of the date such Annual Bonus would become payable (determined by the Board (excluding you) in its good faith discretion) equal to the amount of your Annual Bonus; provided, that, you will be entitled to elect, in your sole discretion, to instead apply any portion of your Annual Bonus, up to an aggregate amount equal to your then remaining and unfunded Executive Commitment, against your obligations in respect of the Equity Line, in which case you will receive Parent Units at the valuation set forth in, and subject to the terms of, the Equity Line. For purposes hereof, the term “Equity Line” shall mean the equity commitment line that the Company shall implement together with New Enterprise Associates (“NEA”), and/or its affiliates, and other potential investors, and the term “Executive Commitment” shall mean the amount of your funding commitment with respect to the Equity Line, as set forth in the definitive documents related thereto. All equity grants made pursuant to this Section 3(b)1 shall be immediately vested, and shall not be subject to any repurchase, automatic buyback, forfeiture, termination or other similar provisions in the LLC Agreement or any other agreement.

(c) Equity. Parent will make up to 30% of its total outstanding equity interests available for grants of equity-based awards to the management team (the “Available Management Pool”), subject to vesting requirements set forth in the Award Agreement (as defined below). As CEO, you shall be entitled to receive 33% of the Available Management Pool (the “CEO Profit Interests”). The CEO Profit Interests will be subject solely to a four (4) year vesting schedule (the “Vesting Period”), with 15% of each such class of CEO Profits Interests vesting upon the Effective Date (the “Initially Vested Profits Interests”) and the remaining portion vesting thereafter in 48 equal monthly installments pursuant to an award agreement (“Award Agreement”) and the limited liability company agreement of Parent (the “LLC Agreement”). The CEO Profit Interests will be subject to all other terms applicable set forth in the Award Agreement and LLC Agreement; provided, however, that the Initially Vested Profits Interests shall not be subject to any repurchase, automatic buyback, forfeiture, termination or other similar provisions in the LLC Agreement or any other agreement. Upon the consummation of a Change in Control (as defined below), 100% of the unvested CEO Profits Interests will accelerate and vest on such Change in Control; provided, that you remain continuously employed by the Company through the consummation of such Change in Control.

(d) Reimbursement of Expenses. All reasonable out-of-pocket business expenses that are documented by you and incurred in performing your duties under this Agreement will be reimbursed in accordance with the Company’s standard policies and procedures which will be at least as favorable to you as those in effect prior to the Effective Date. In addition, the Company agrees to pay up to $10,000 per year of your annual Young Presidents’ Organization (YPO) membership dues during the Term.

(e) Employee Benefits. As an employee of the Company, you will be eligible to participate in the Company-sponsored benefits generally made available to the Company’s executive employees which will be at least as favorable to you as the policy in effect prior to the Effective Date. In addition, you will be entitled to paid time off in accordance with the Company’s paid time off policy, as in effect from time to time, which will be at least as favorable to you as the policy in effect prior to the Effective Date.

(f) Indemnification. You and the Company agree to enter into a customary indemnification agreement pursuant to which, among other things, the Company shall hold you harmless for your acts and/or conduct committed in the course and scope of your employment and/or service as an executive, officer, and/or director. The Company also agrees to obtain a D&O Insurance policy.

(g) Additional Investment Rights. The Company agrees that you will also have the right to invest in Paladina alongside NEA at a valuation and on terms made available to other co-investors under the Equity Line; provided, that the total amount of your investment shall be subject to the prior approval of the Board and NEA.

4. Termination. Subject to the terms of this Section (g), your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time during the Term for no reason or for any reason not otherwise specifically prohibited by law, and any contrary representations that may have been made to you are superseded by this Agreement.

(a) Compensation and Benefits Upon Termination Generally. If your employment with the Company is terminated for any reason, the Company shall pay or provide to you your final accrued Base Salary, accrued but unused paid time off, reimbursement for reasonable documented business expenses, and any vested benefits you may have under the Company’s employee benefit plans through the date of termination (collectively, the “Accrued Benefit”).

(b) Compensation and Benefits Upon Termination by the Company without Cause or Termination by You for Good Reason. If your employment is terminated by the Company without Cause (defined below) or by you for Good Reason (defined below), then, in addition to the Accrued Benefit and subject to you signing the Separation Agreement (defined below) and the Separation Agreement becoming effective within sixty (60) days of the date of such termination, the Company shall pay you the Severance Amount (defined below) and provide you the Severance Benefits (as defined below). For the avoidance of doubt, your eligibility for the Severance Amount and Severance Benefits is in lieu of your eligibility for severance under any other agreement or plan (including, without limitation, the Existing Offer Letter or the DaVita HealthCare Partners Inc. Severance Plan referenced therein).

(c) Definitions. For purposes of this Agreement, the following terms shall have the following definitions:

“Cause” means (i) your willful or continuous failure to perform your duties (other than any such failure resulting from incapacity due to physical or mental illness); (ii) your willful failure to comply with any valid and legal directive of the Board of Directors; (iii) either (A) indictment of a crime constituting a felony in the relevant jurisdiction or (B) conviction of, or plea of guilty or nolo contendere to, a crime constituting a misdemeanor that would be reasonably expected to result in material injury (including reputational harm) to the Company and its subsidiaries, taken as a whole; or (iv) your material violation of any of the Company’s material written employment policies. Except for a failure, breach, or refusal which, by its nature, cannot reasonably be expected to be cured, you will have ten (10) business days from the delivery of written notice by the Company within which to cure any acts constituting Cause.

“Good Reason” means the occurrence of any of the following, in each case during the Term without your written consent: (i) a material reduction in your Base Salary (but not including any reductions made in a consistent manner for all or substantially all of the Company’s executives); (ii) a reduction in your target Annual Bonus opportunity set forth in Section 3(b) above; (iii) a relocation of your principal place of employment by more than thirty (30) miles; (iv) any material breach by the Company of any material provision of this Agreement or of any other agreement between you and the Company; and (v) a material adverse change to your title, authority, duties, or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law). Except for a failure, breach, or refusal which, by its nature, cannot reasonably be expected to be cured, the Company will have ten (10) business days from the delivery of written notice by you within which to cure any acts constituting Good Reason. Notwithstanding anything to the contrary herein, Good Reason shall not exist unless you provide notice of your intention to terminate your employment for Good Reason to the Company within 90 days of your initially becoming aware of the grounds for such Good Reason.

“Change in Control” shall mean an Exit Event, as defined in the LLC Agreement.

“Separation Agreement” means a separation agreement in a form reasonably satisfactory to you and to the Company containing, among other customary provisions, a release of claims in favor of the Company and its related persons and affiliates, non-disparagement, and a reaffirmation of post-employment continuing obligations to the Company, to the extent applicable.

“Severance Amount” shall mean an amount equal to (A) twelve (12) months of your final Base Salary plus (B) your prorated Annual Bonus (calculated as the Annual Bonus that would have been paid for the entire calendar year multiplied by a fraction, the numerator of which is equal to the number of days worked in the calendar year and the denominator of which is equal to the total number of days in such year) for the particular calendar year in which termination of your employment occurs, but only if the prorated Bonus Performance Metric applicable to such Annual Bonus (calculated as the Bonus

Performance Metric for the entire calendar year multiplied by a fraction, the numerator of which is equal to the number of days worked in the calendar year and the denominator of which is equal to the total number of days in such year) is met as of the date of separation(“Bonus Severance”). When due under Section 4(b), the Severance Amount shall be paid out in substantially equal installments in accordance with the Company’s payroll practice of twelve months commencing within sixty (60) days after the date of termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Severance Amount shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the date of termination before the Separation Agreement became effective. The Severance Amount is intended, and shall be interpreted, to: (x) comply with Section 409A of the Internal Revenue Code and the Treasury Regulations and other guidance promulgated thereunder; or (y) be exempt from Code Section 409A as a “short term deferral,” within the meaning of Treas. Reg. Section 1.409A-1(b)(4), or as “separation pay,” within the meaning of Treas. Reg. Section 1.409A-1(b)(9). In all events, this Agreement shall be interpreted and administered consistent with such intent. Each installment of the Severance Amount shall be treated as a separate payment for purposes of Code Section 409A. For the avoidance of doubt, and notwithstanding anything to the contrary herein, any Bonus Severance to which you may become entitled shall not become due to you until such date as the Company pays its other annual bonus obligations for such calendar year.

“Severance Benefits” means an amount equal to twelve (12) months of the monthly premium you would have to pay for health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for yourself and your dependents to continue to receive the same coverage you received prior to your termination.

(d) Resignation from All Positions. Upon the termination of your employment with the Company for any reason, you shall be deemed to have resigned, as of the date of such termination, from all positions you then hold as an officer, director, employee and member of the Board (and any committee thereof) of the Company and any of its subsidiaries.

(e) Exclusive Remedy. The foregoing payments upon termination of your employment shall constitute the exclusive payments due to you upon a termination of your employment under this Agreement.

(f) Cooperation. To the extent that such obligations do not materially interfere with your subsequent employment, following the termination of your employment with the Company for any reason, you agree to reasonably cooperate with the Company upon reasonable request of the Board and to be reasonably available to the Company with respect to matters arising out of your services to the Company and its subsidiaries on terms and for compensation to be reasonably agreed between you and the Company. The Company shall reimburse you for out-of-pocket expenses reasonably incurred in connection with such matters as agreed by you and the Board.

5. Covenant Not to Compete. You agree that during the Term and for the twelve (12) month period following the termination of your employment for any reason (whether voluntary or involuntary) (“Restricted Period”), you shall not, as an employee, independent contractor, consultant, or in any other form, prepare to provide or provide any of the same or similar services that you performed during your employment with the Company for any Competitor in the Restricted Geographic Area. You agree that during the Restricted Period you shall not own, manage, control, operate, invest in, acquire an interest in, or otherwise act for, or act on behalf of any Competitor in the Restricted Geographic Area; provided, however, nothing in this Agreement will prohibit you from holding any investment contemplated by this Agreement. You acknowledge and agree that the geographical limitations and duration of this covenant not to compete are reasonable. For purposes of this Agreement:

(a) “Business” means any business that is predominantly focused on providing direct primary care to employees of self-insured employers or municipalities or to members of unions.

(b) “Competitor” means any Person which engages in the Business.

(c) “Person” means any individual, partnership, limited liability Company, corporation, independent practice association, management services organization, clinic, proprietorship, firm, association or any other entity.

(d) “Restricted Geographic Area” means the United States of America.

6. Covenant Not to Solicit. You agree that, during the Restricted Period, you will not, directly or indirectly: (i) solicit for employment or hire any person who is or was an employee of the Company or its subsidiaries as of the date that your employment terminated; provided, however, that you will not be prohibited from soliciting such employees who are contacted as a result of use of general advertisements or other general non-targeted business recruitment techniques; or (ii) induce any patient, customer, independent contractor, consultant, vendor or supplier of the Company or any physician (or former physician) affiliated with the Company or its subsidiaries (collectively, the “Restricted Parties”), in each case as of the date your employment terminated, to (x) enter into any business relationship that would interfere with the business of the Company or its subsidiaries or (y) withdraw from, curtail or cancel such Restricted Party’s business relationship with the Company or its subsidiaries.

7. Confidentiality.

(a) You acknowledge and agree that: (i) during the course of employment by the Company, you will have access to and learn about confidential, secret, and proprietary documents, materials, customer and supplier lists, trade secrets, business plans, budgets, data, and other information, in tangible and intangible form, of and relating to the Company (“Confidential Information”); (ii) this Confidential Information is of great competitive importance and commercial value to the Company; and (iii) improper use or disclosure of the Confidential Information could cause irreparable harm to the Company.

(b) You agree that you will treat all Confidential Information as confidential, safeguard such Confidential Information, and not disclose or make available any Confidential Information to anyone outside of the Company and its subsidiaries at any time or use any such Confidential Information except in each case as required in the performance of your duties to the Company.

(c) You acknowledge and agree that these confidentiality obligations continue after the termination of your employment until the Confidential Information has become public knowledge other than as a result of your breach of this Agreement.

(d) You agree that all lists, materials, records, books, data, plans, files, reports, correspondence, and other documents (“Company material”) used or prepared by, or made available to, you shall be and remain property of the Company. Upon termination of employment, you shall immediately return all Company material to the Company, and you shall not make or retain any copies or extracts thereof.

(e) You acknowledge and agree that all Confidential Information, whether created by you or another person, is the property of the Company and agree that, upon termination of your employment, you will return all such materials to the Company.

(f) You acknowledge and agree that all work product that is developed or created by you in connection with the performance of your duties as an employee of the Company is the sole property of the Company, and you hereby assign and/or agree to assign any such work product to the Company.

8. Acknowledgements.

You acknowledge that any breach of Sections 5, 6 or 7 of this Agreement by you will result in irreparable harm to the Company and that money damages will be inadequate and difficult to measure. Therefore, in addition to any other remedy at law or equity available to the Company, you agree that the Company shall be entitled to seek temporary, preliminary, and permanent injunctive relief to prevent any actual or threatened breach or continuation of any such breach of this Agreement, or to cure any such breach of this Agreement, without the necessity of proving actual damages or posting a bond or other security therefor.

You acknowledge that the covenants and agreements herein, including Sections 5, 6 and 7 herein are reasonable and necessary to protect the Company’s legitimate business interests. Nothing in Sections 5, 6 or 7 herein changes, alters, or modifies, in any way, the at-will nature of your employment with the Company.

You acknowledge and agree that any information, materials, ideas, discoveries, inventions, techniques, or programs developed, created, or discovered by you in connection with the performance of your duties as an employee of the Company shall be and remain the sole and exclusive property of the Company, and you hereby assign and/or agree to assign any such information, materials, ideas, discoveries, inventions, techniques, or programs to the Company. You are hereby notified that the foregoing does not apply to an invention that you create entirely on your own time, without the use of any equipment, supplies, facilities, or trade secret or confidential information of the Company.

The Company shall have the right to make Sections 5, 6 or 7 of this Agreement known to any Competitor with whom the Company reasonably believes you have become, or are about to become, associated, provided, however, the Company gives you at least ten (10) days’ notice of its intention to disclose any of the terms of this Agreement.

9. Miscellaneous.

(a) Governing Law. This is a Colorado contract and shall be construed under and be governed in all respects by the laws of the State of Colorado, without giving effect to the conflict of laws principles of such State. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the Tenth Circuit.

(b) Consent to Jurisdiction. The parties hereby consent to the jurisdiction of the state and federal courts situated nearest Denver, Colorado. Accordingly, with respect to any such court action, you (i) submit to the personal jurisdiction of such courts; (ii) consent to service of process; and (iii) waive any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

(c) Taxes. All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

(d) Integration. This Agreement, together with the LLC Agreement, the Award Agreement and any other plans or agreements referenced herein, constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof, and supersedes all prior agreements between the parties concerning such subject matter, including, without limitation, the Existing Offer Letter. To the extent this Agreement conflicts with any provision of any other plan or other agreement, including any noncompetition and/or nonsolicitation provisions in any other agreement, whether or not incorporated herein by reference, this Agreement shall prevail and govern as to the conflicting provision(s) and with regard to the subject matter(s) of the conflicting provision(s).

(e) Successors. This Agreement shall inure to the benefit of and be enforceable by your personal representatives, executors, administrators, heirs, distributees, devisees and legatees.

(f) Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

(g) Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of your employment to the extent necessary to effectuate the terms contained herein.

(h) Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

(i) Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to you at the last address you have filed in writing with the Company or, to the Company, at its main offices, attention of the Board.

(j) Successors to and Assigns of the Company. This Agreement, together with the other agreements, plans and documents referenced in Section 9(d), shall inure to the benefit and be enforceable by the Company’s successors and assigns.

(k) Amendment. This Agreement may be amended or modified only by a written instrument signed by you and by a duly authorized representative of the Company.

(l) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

[signature page follows]

To accept this Agreement, please sign and return it to the Board by no later than the Effective Date.

Very truly yours,

PALADINA HEALTH, LLC

/s/ John Do
Name: John Do
Title: Vice President, Finance

NEAPH Holdings, LLC
Parent Company

/s/ Mohamad Makhzoumi
Mohamad Makhzoumi
President

I have read and accept this Agreement:

/s/ Christopher T. Miller
Christopher T. Miller

5/23/18
Date